Exhibit 12.4

PECO Energy Company

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years Ended December 31,
	2005	2006	2007	2008	2009
Pre-tax income from continuing operations before adjustment for income or loss from equity investees and minority interest	767	621	737	475	499

Plus: Loss from equity investees	16	9	7	16	24

Less: Capitalized interest	(1)	(3)	(3)	(3)	(2)
Preference security dividend requirements	(6)	(6)	(6)	(6)	(6)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference security dividend requirements	776	621	735	482	515

Fixed charges:

Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	280	269	251	229	185 (a)
Interest component of rental expense (b)	1	1	6	9	9
Preference security dividend requirements	6	6	6	6	6

Total fixed charges	287	276	263	244	200

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	1,063	897	998	726	715

Ratio of earnings to combined fixed charges and preferred stock dividends	3.7	3.3	3.8	3.0	3.6

(a)	Includes interest expense of $0, $0 and $0 million for the years ended December 31, 2009, 2008 and 2007, respectively, related to uncertain income tax positions.
(b)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.